UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Equity Bancshares, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)

29460X109
(CUSIP Number)

December 11, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29460X109	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
381,066

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
381,066

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
381,066

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based on 7,150,017 shares of Class A Common Stock outstanding, as reflected in the prospectus filed by the Issuer with the SEC on November 12, 2015 (indicating that the total amount of Class A Common Stock outstanding after the Issuer's initial public offering ("IPO"), and the full exercise of the underwriters' over-allotment option, would be 7,150,017 shares), and the Issuer's November 16, 2015 press release (indicating that the IPO had closed and the underwriters had fully exercised their option to purchase additional shares in the over-allotment).

CUSIP No. 29460X109	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
381,066

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
381,066

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
381,066

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Based on 7,150,017 shares of Class A Common Stock outstanding, as reflected in the prospectus filed by the Issuer with the SEC on November 12, 2015 (indicating that the total amount of Class A Common Stock outstanding after the Issuer's IPO, and the full exercise of the underwriters' over-allotment option, would be 7,150,017 shares), and the Issuer's November 16, 2015 press release (indicating that the IPO had closed and the underwriters had fully exercised their option to purchase additional shares in the over-allotment).

CUSIP No. 29460X109	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Financial Services Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
381,066

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
381,066

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
381,066

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based on 7,150,017 shares of Class A Common Stock outstanding, as reflected in the prospectus filed by the Issuer with the SEC on November 12, 2015 (indicating that the total amount of Class A Common Stock outstanding after the Issuer's IPO, and the full exercise of the underwriters' over-allotment option, would be 7,150,017 shares), and the Issuer's November 16, 2015 press release (indicating that the IPO had closed and the underwriters had fully exercised their option to purchase additional shares in the over-allotment).

CUSIP No. 29460X109	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Financial Services GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
381,066

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
381,066

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
381,066

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based on 7,150,017 shares of Class A Common Stock outstanding, as reflected in the prospectus filed by the Issuer with the SEC on November 12, 2015 (indicating that the total amount of Class A Common Stock outstanding after the Issuer's IPO, and the full exercise of the underwriters' over-allotment option, would be 7,150,017 shares), and the Issuer's November 16, 2015 press release (indicating that the IPO had closed and the underwriters had fully exercised their option to purchase additional shares in the over-allotment).

Item 1.   (a)   Name of Issuer

Equity Bancshares, Inc.

Item 1.  (b)  Address of Issuer's Principal Executive Offices

7701 East Kellogg Drive
Suite 200
Wichita, KS 67207

Item 2.   (a)  Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons")*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman;
(iii)	EJF Financial Services Fund, LP; and
(iv)	EJF Financial Services GP, LLC.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2.   (b)  Address of Principal Business Office or, if None, Residence

EJF Capital LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Emanuel J. Friedman
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Financial Services Fund, LP
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

EJF Financial Services GP, LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2.   (c)  Citizenship

See Item 4 of the attached cover pages.
Item 2.   (d)  Title of Class of Securities

Class A Common Stock ("Common Stock")

Item 2.  (e)  CUSIP Number

29460X109

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.  Ownership

(a)            Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)            Percent of class:

See Item 11 of the attached cover pages.

(c)            Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii)            Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii)            Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv)            Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

EJF Financial Services Fund, LP is the record owner of the shares of Common Stock shown on item 9 of its cover page.

EJF Financial Services GP, LLC serves as the general partner of EJF Financial Services Fund, LP and may be deemed to share beneficial ownership of the shares of Common Stock of which EJF Financial Services Fund, LP is the record owner.

EJF Capital LLC is the sole member of EJF Financial Services GP, LLC, and may be deemed to share beneficial ownership of the shares of Common Stock of which EJF Financial Services GP, LLC may share beneficial ownership.  Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Common Stock of which EJF Capital LLC may share beneficial ownership.

Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9.  Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 2015

EJF CAPITAL LLC
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF FINANCIAL SERVICES FUND, LP

By: Its:	EJF FINANCIAL SERVICES GP, LLC General Partner

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL FINANCIAL SERVICES GP, LLC

By: Its:	EJF CAPITAL LLC Sole Member
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, EJF Financial Services Fund, LP, a Delaware limited partnership, and EJF Financial Services GP, LLC, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  December 17, 2015

EJF CAPITAL LLC
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF FINANCIAL SERVICES FUND, LP

By: Its:	EJF FINANCIAL SERVICES GP, LLC General Partner

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL FINANCIAL SERVICES GP, LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer